COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

04045890

October 29, 2004

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed a copy of the English language version of a recent press release, published on Commerzbank's website, which may be of interest to Commerzbank shareholders and might influence the stock exchange price of the Commerzbank share. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212)266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt

Enclosure

Press release

For the business editor

October 29, 2004

Important date

At a meeting of the bank's supervisory board on November 9, Commerzbank's chairman, Klaus-Peter Müller, will present both the interim report as of September 30, 2004, and the new strategic approach in investment banking. The report and the decisions taken will be explained in a press conference at 2:30 p.m. following the meeting.

Up to now, publication had been scheduled for November 3, 2004.

Verantwortlich: Commerzbank Aktiengesellschaft
Zentraler Stab Kommunikation - Presse -
60261 Frankfurt am Main

Tel. (069) 136 - 22830
Fax (069) 136 - 22008
E-Mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.de